VIA EDGAR

December 30, 2015

U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re:	BPV Family of Funds (“Trust”) (File Nos. 333-175770 and 811-22588) on behalf of the BPV Income Opportunities Fund (the “Fund”), a series of the Trust

Request for Withdrawal of Post-effective Amendment No. 29 to the Trust’s Registration Statement

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended, on behalf of the Trust, we respectfully request the withdrawal of Post-effective Amendment No. 29 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the Securities and Exchange Commission on November 12, 2015 (Accession No. 0001398344-15-007576) for the purpose of adding disclosure regarding the Fund’s ability to employ a multi-managers strategy, to make certain changes to the description of the Fund’s principal investment strategies and to make certain other related changes.  The Amendment is being withdrawn because the Trust has determined to terminate the public offering of the Fund’s shares and to discontinue the Fund’s operations.  No securities were sold in connection with this offering.

If you have any questions or require anything further, please do not hesitate to contact me at jskinner@kilpatricktownsend.com or (336) 607-7512.

Sincerely,

/s/  Jeffrey T. Skinner

Jeffrey T. Skinner

cc:	Michael R. West, President of the Trust